United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of February, 2011

GRUMA, S.A.B. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

   If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS
* Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Raul Alonso Pelaez Cano

___________________________
Raul Alonso Pelaez Cano
Chief Executive Officer
Date: February 28, 2011

IR Contact Information: ir@gruma.com (52) 81 8399-3349
Monterrey, N.L., Mexico, February 28, 2011	www.gruma.com

FITCH UPGRADES GRUMA'S IDRS TO 'BB';

OUTLOOK POSITIVE

Fitch Ratings Monterrey-28 February 2011: Fitch Ratings has upgraded and removed the following Issuer Default Ratings (IDRs) and outstanding debt ratings of Gruma, S.A.B. de C.V. (Gruma) from Rating Watch Positive:

--Long-term Foreign Currency IDR to 'BB' from 'B+';
--Long-term Local Currency IDR to 'BB' from 'B+';
--US$300 million perpetual bonds to 'BB' from 'BB-/RR3'.

''The Rating Outlook is Positive.''

''In accordance with Fitch's published methodology, the Recovery Ratings on Gruma's perpetual bonds will no longer be published.''

''The ratings upgrade reflects Gruma's considerable debt reduction with the proceeds received from the sale of its shares of Grupo Financiero Banorte, S.A.B. de C.V. (Banorte), as well as sound operating performance and improved financial position. The ratings are supported by Gruma's solid business profile as one of the leading producers of corn flour and tortillas in the United States and Central America, and corn and wheat flour in Mexico and Venezuela. The ratings also incorporate the expected effect of the nationalization of the Venezuelan operations, where Fitch assumes no contribution to Gruma's results, neither any cash compensation at the end of this process.''

''The Positive Rating Outlook considers Fitch's expectation that Gruma will maintain its total debt to EBITDA ratio within a 2.1 times (x) to 2.5x range over the next 12 to 18 months. Gruma's internal initiatives are to mitigate core raw materials cost volatility and contain cost and expenses, allowing it to improve its profitability and free cash flow generation.''

''Gruma's sale of its shares in Banorte represented a net cash inflow of approximately MXN$9 billion which were used to prepay debt, improving the company's credit metrics. With these funds, available cash balances and others short term facilities, Gruma made on February 2011 debt prepayments to loan agreements related to derivatives losses that were converted to debt in 2009 for US$752.6 million and MXN$773.3 million. This action will allow Gruma to remove restrictive financial and operative conditions related to those agreements and obtain flexibility to improve and strengthen its financial profile. On a proforma basis as of Dec.31, 2010, Gruma's estimated total debt to EBITDA was 2.1x, down significantly from 4.3x at Dec. 31, 2009 year-end (YE). Adjusting for operating leases on sale and lease-back agreements for production equipment, Gruma's estimated adjusted debt to EBITDAR decreased to 2.8x from 4.6x when comparing the same periods above mentioned.''

''Gruma's operating performance during 2010 was supported by the company's strong position and fundamentals in a difficult business environment. Net sales decreased 8% versus the prior year period to MXN$46.6 billion mainly as a result of Venezuelan Bolivar devaluation and to a lesser extent lower prices in Gruma Corporation. In contrast, sales volume increased 4% supported mainly by the acquisition of one corn grits plant in Ukraine and higher volumes in Venezuela. Gruma's consolidated EBITDA margin at YE 2010 was 9.3% versus 10.8% in 2009. The reduction in margins, which remain slightly below its historical levels, was mainly the result of higher raw material costs, consumer shift to lower margin products and the depreciation of the Bolivar. Fitch expects that net sales growth during 2011 may be negatively impacted by the disincorporation of the Venezuelan assets. Fitch estimates that operating margins will remain stable as a result of the implementation of price increases and raw material hedges that will help Gruma to offset the pressure from higher costs of inputs.''

''Gruma's liquidity position is limited with low cash balances. In contrast, it is supported by Gruma's positive free cash flow generation and access to credit lines. As of Dec. 31, 2010, Gruma had MXN$21 million of cash balances and annual funds from operations (FFO) generation of MXN$2.4 billion, which compare unfavorably with last year figures of MXN$2 billion and MXN$3.4 billion, respectively. In addition on a proforma basis as of Dec. 31, 2010, estimated short term debt reached US$160 million which is high to the current level of cash balances. This situation is mitigated by Gruma's access to credit lines and supports Fitch's expectation that the company will be able to refinance its short term debt. Also, Fitch's estimation of FFO above MXN$2.6 billion at YE 2011 will be sufficient to cover short term obligations.''

''Fitch has already factored in Gruma's 'BB' IDR the high uncertainty and volatility of the cash flows coming from Venezuela. On a pro-forma basis as of Dec. 31, 2010, total debt to EBITDA excluding the operations of Venezuela, increases to 4.7x versus 4.3x, including Venezuela. When considering the recent debt reduction for the same period mentioned, estimated leverage ratio reached 2.3x from 2.1x, respectively. These last proforma ratios remain consistent with the current rating category. Going forward Fitch estimates that total debt to EBITDA, excluding Venezuelan operations, should stay below 2.5x at YE 2011.''

GRUMA, S.A.B. de C.V., is one of the world's leading tortilla and corn flour producers. GRUMA was founded in 1949 and is engaged primarily in the production, marketing, distribution, and sale of tortillas, corn flour, and wheat flour. With leading brands in most of its markets, GRUMA has operations in the United States, Mexico, Venezuela, Central America, Europe, Asia, and Australia and exports to approximately 102 countries worldwide. GRUMA is headquartered in Monterrey, Mexico, and has approximately 20,000 employees and 94 plants. In 2010, GRUMA had net sales of US$3.8 billion, of which 67% came from non-Mexican operations.
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